Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178611

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated May 3, 2012)

WILHELMINA INTERNATIONAL, INC.

This is a prospectus supplement to our prospectus dated May 3, 2012 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 94,852,098 shares of our common stock, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock.  On November 20, 2012, we filed with the Securities and Exchange Commission a Quarterly Report on Form 10-Q.  The text of the Quarterly Report on Form 10-Q is attached to and is a part of this supplement.

This prospectus supplement should be read in conjunction with and is incorporated by reference into the Prospectus and may not be delivered or utilized without the Prospectus, including any amendments or supplements thereto.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS.  YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THE PROSPECTUS BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)
[x]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-28536

WILHELMINA INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	74-2781950
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Crescent Court, Suite 1400, Dallas, Texas	75201
(Address of principal executive offices)	(Zip Code)

(214) 661-7488
(Registrant’s telephone number, including area code)

n/a
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  ☐                                                              Accelerated filer  ☐
Non-accelerated filer  ☐                                                                Smaller reporting company  ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

As of November 14, 2012, the registrant had 121,440,752 shares of common stock outstanding.

EXPLANATORY NOTE

In connection with the filing of this Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, Wilhelmina International, Inc. (the "Company") is relying on Release No. 68224 issued by the Securities and Exchange Commission (the "SEC"), titled "Order Under Section 17A and Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder, " which provides that filings by registrants unable to meet filing deadlines due to Hurricane Sandy and its aftermath shall be considered timely so long as the filing is made on or before November 21, 2012, and the conditions contained therein are satisfied.  The Company's main office and accounting department are located in New York and accordingly the Company was unable to file this Report by November 14, 2012 due to disruptions caused by Hurricane Sandy.

i

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

Quarterly Report on Form 10-Q

For the Three Months Ended September 30, 2012

ii

PART I

FINANCIAL INFORMATION

Item 1. Financial Statements
WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands, except share data)

	(Unaudited)
	September 30, 2012	December 31, 2011
Current assets:
Cash and cash equivalents	$3,094	$3,128
Accounts receivable, net of allowance for doubtful accounts of $760 and $760	9,232	11,460
Indemnification receivable	428	428
Prepaid expenses and other current assets	220	251
Total current assets	12,974	15,267

Property and equipment, net of accumulated depreciation of $316 and $226	580	579

Trademarks and trade names with indefinite lives	8,467	8,467
Other intangibles with finite lives, net of accumulated amortization of $6,101 and $5,019	2,235	3,318
Goodwill	12,563	12,563
Restricted cash	222	222
Other assets	457	310

Total assets	$37,498	$40,726

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$3,875	$3,528
Due to models	7,131	9,564
Deferred revenue	-	295
Foreign withholding claim subject to indemnification	428	428
Amegy credit facility	-	500
Earn out liability	509	2,244
Total current liabilities	11,943	16,559

Long term liabilities
Amegy credit facility	1,500	-
Deferred revenue, net of current portion	-	245
Deferred income tax liability	1,800	1,800
Total long-term liabilities	3,300	2,045

Commitments and contingencies	-	-
Shareholders’ equity:
Common stock, $0.01 par value, 250,000,000 shares authorized;121,440,752 and 129,440,752 shares issued and outstanding at September 30, 2012 and December 31, 2011	1,294	1,294
Treasury stock (8,000,000 and 0 shares in 2012 and 2011), at cost	(1,008)	-
Additional paid-in capital	85,147	85,133
Accumulated deficit	(63,178)	(64,305)
Total shareholders’ equity	22,255	22,122

Total liabilities and shareholders’ equity	$37,498	$40,726

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenues
Revenues	$12,964	$13,258	$40,923	$41,038
License fees and other income	633	211	1,478	938
Total revenues	13,597	13,469	42,401	41,976

Model costs	9,226	9,278	28,614	28,632

Revenues net of model costs	4,371	4,191	13,787	13,344

Operating expenses
Salaries and service costs	2,456	2,502	7,464	7,067
Office and general expenses	867	623	2,538	2,181
Amortization and depreciation	387	401	1,172	1,238
Corporate overhead	301	327	1,144	907
Total operating expenses	4,011	3,853	12,318	11,393
Operating income	360	338	1,469	1,951

Other income (expense):
Miami earn-out fair value adjustment	-	(75)	-	(75)
Equity in earnings of 50% owned subsidiary	28	43	55	33
Interest income	2	2	6	4
Interest expense	(11)	(2)	(26)	(21)
	19	(32)	35	(59

Income before provision for income taxes	379	306	1,504	1,892

Provision for income taxes
Current	(47)	(243)	(377)	(471)
Deferred	-	-	-	-
	(47)	(243)	(377)	(471)

Net income applicable to common stockholders	$332	$63	$1,127	$1,421

Basic and diluted net income per common share	$0.00	$0.00	$0.01	$0.01

Weighted average common shares outstanding	124,108	129,441	127,663	129,441

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Nine Months Ended
	September 30, 2012	September 30, 2011
Cash flows from operating activities:
Net income	$1,127	$1,421
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	1,172	1,238
Miami earn-out fair value adjustment	-	75
Correction of prior period error-foreign withholding liability	-	84
Share based payment expense	14	38
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	2,228	(1,948)
(Increase) in prepaid expenses and other assets	(116)	(23)
(Decrease) increase in due to models	(2,433)	1,616
Increase in accounts payable and accrued liabilities	347	350
(Decrease) in deferred revenues	(540)	(467)
(Decrease) in Miami earn-out liability	(1,735)	-
Net cash provided by operating activities	64	2,384

Cash flows from investing activities:
Purchase of property and equipment	(90)	(279)
Net cash used in investing activities	(90)	(279)

Cash flows from financing activities
Common stock repurchased	(1,008)	-
Proceeds from Amegy Bank credit facility	1,000	500
Repayment of Esch promissory note	-	(600)
Net cash used in financing activities	(8)	(100)

Net (decrease) increase in cash and cash equivalents	(34)	2,005
Cash and cash equivalents, beginning of period	3,128	1,732
Cash and cash equivalents, end of period	$3,094	$3,737

Supplemental disclosures of cash flow information
Cash paid for interest	$26	$21
Cash paid for income taxes	$623	$428

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

Note 1.  Basis of Presentation

The interim consolidated financial statements included herein have been prepared by Wilhelmina International, Inc. (“Wilhelmina” or the “Company”) and subsidiaries without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  Although certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, all adjustments considered necessary in order to make the consolidated financial statements not misleading have been included.  In the opinion of the Company’s management, the accompanying interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, that are necessary for a fair presentation of the Company’s consolidated financial position, results of operations and cash flows for such periods.  It is recommended that these interim unaudited consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended.  Results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim periods or the full fiscal year.

Note 2.  Business Activity

Overview

The Company’s primary business is fashion model management, which is headquartered in New York City.  The Company’s predecessor was founded in 1967 by Wilhelmina Cooper, a renowned fashion model, and is one of the oldest, best known and largest fashion model management companies in the world.  Since its founding, Wilhelmina has grown to include operations located in Los Angeles and Miami, as well as a growing network of licensees comprising leading modeling agencies in various local markets across the U.S. as well as in Panama and Thailand.  Wilhelmina provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, artists, athletes and other talent to various customers and clients, including retailers, designers, advertising agencies and catalog companies.

Note 3.  Line of Credit

On April 29, 2011, the Company closed a credit agreement (the “Credit Agreement”) for a new $500,000 revolving credit facility with Amegy Bank National Association (“Amegy”). Borrowings under the facility are to be used for working capital and other general business purposes of the Company.

The Credit Agreement contains certain representations and warranties and affirmative and negative covenants. Amounts outstanding under the Credit Agreement may be accelerated and become immediately due and payable upon the occurrence of an event of default. All indebtedness and other obligations of the Company under the Credit Agreement are secured by all of the assets of the Company and its subsidiaries, provided, however, that the collateral does not include the intellectual property of the Company or the stock or equity interests in the Company’s subsidiaries.

Generally, amounts outstanding under the Credit Agreement shall bear interest at the greater of (a) 4.5% per annum or (b) the prime rate (which means, for any day, the rate of interest quoted in The Wall Street Journal as the “Prime Rate”) plus 1.25% per annum.

On January 12, 2012, the Company executed and closed an amendment (the “Credit Agreement Amendment”) to its revolving Credit Agreement with Amegy.

Under the terms of the Credit Agreement Amendment, which is effective as of January 1, 2012, (1) total availability under the revolving credit facility was increased to $1,500,000 (from $500,000), (2) the borrowing base was modified to 65% (from 80%) of eligible accounts receivable (as defined in the Credit Agreement) and (3) the Company's minimum net worth covenant was increased to $21,250,000 (from $20,000,000). In addition, the maturity date of the facility was extended to December 31, 2012.   The parties also executed an amendment to their pledge and security agreement ("Security Agreement Amendment") to reflect the execution of the Credit Agreement Amendment. The Company's obligation to repay advances under the amended facility will be evidenced by an amended and restated promissory note.

On August 1, 2012, the Company drew an additional $1,000,000 under the Credit Agreement Amendment to fund the repurchase of 8,000,000 shares of its common stock, par value $0.01 per share (“Common Stock”), at a price of $0.126 per share. The transaction was effected through a broker dealer making a market in the Company’s shares on behalf of an affiliate of the Company.

On October 24, 2012, the Company executed and closed the second amendment (the “Second Credit Agreement Amendment”) to its revolving Credit Agreement with Amegy, which amended and replaced the terms amended by the Credit Agreement Amendment. Under the terms of the Second Credit Agreement Amendment, (1) total availability under the revolving credit facility was increased to $5,000,000 (from $1,500,000), (2) the borrowing base was modified to 75% (from 65%) of eligible accounts receivable (as defined in the Credit Agreement) and (3) the Company’s minimum net worth covenant was increased to $22,000,000 (from $21,250,000). In addition, the maturity date of the facility was extended to October 15, 2015 (from December 31, 2012). The Company’s obligation to repay advances under the amended facility is evidenced by a second amended and restated promissory note (the “Second Amended and Restated Promissory Note”).  Under the terms of the Second Amended and Restated Promissory Note, the interest rate on borrowings was reduced to the prime rate plus 1% (from prime plus 2%) and a minimum interest rate (formerly 5%) was eliminated.

As of November 14, 2012, the Company had outstanding borrowings of $1,250,000 under the Credit Agreement.

Note 4.  Restricted Cash

At September 30, 2012 and December 31, 2011, the Company had approximately $222,000 of restricted cash that serves as collateral for the full amount of an irrevocable standby letter of credit.  The letter of credit serves as additional security under the lease extension relating to the Company’s office space in New York that expires in February 2021.

Note 5.  Licensing Agreements and Deferred Revenue

The Company is a party to various contracts by virtue of its relationship with certain talent.  The various contracts contain terms and conditions which require the revenue and the associated talent cost to be recognized on a straight-line basis over the contract period.  The Company is also a party to product licensing agreements with a talent it previously represented.  Under the product licensing agreements, the Company will either earn a commission based on a certain percentage of the royalties earned by the talent or earn royalties from the licensee that is based on a certain percentage of net sales, as defined.  The Company recognized revenue from product licensing agreements of approximately $543,000 and $978,000 for the three and nine months ended September 30, 2012, respectively, and approximately $137,000 and $562,000 for the three and nine months ended September 30, 2011, respectively.

During April 2012, the Company reached an agreement with a former talent with respect to the modification of payment direction terms under various contracts negotiated by the Company between such talent, certain customers and, in some cases, the Company.  In connection with such modifications (which did not change amounts to which the Company is entitled in respect of such agreements), the Company and the former talent also executed mutual obligation releases relating to the parties’ former representation arrangements. In connection with the foregoing contracts, the Company was carrying deferred revenues of approximately $716,000, (of which approximately $385,000 were scheduled to be recognized during the nine months ended September 30, 2012 in the absence of agreement), all of which were recognized during April 2012.

Note 6.  Commitments and Contingencies

On May 2, 2012, Sean Patterson (“Patterson”), the former President of the Company’s subsidiary, Wilhelmina International, Ltd. (“Wilhelmina International”), filed a lawsuit in the Supreme Court of the State of New York, County of New York, against the Company, Wilhelmina International and Mark Schwarz, the Company’s Chairman of the Board, alleging, among other things, breach of Patterson’s expired employment agreement with Wilhelmina International, the invalidity and unenforceability of the non-competition and non-solicitation provisions contained in the employment agreement and defamation.  Patterson is also seeking a declaration that the employment agreement, including the non-competition and non-solicitation provisions contained therein, are terminated and unenforceable against him.  The Company believes these claims are without merit and intends to vigorously defend itself.

In October 2012, two subsidiaries of the Company received a Summons with Notice in connection with a purported class action lawsuit.  According to the Notice accompanying the Summons, the purported claims arise out of, among other things, the handling and reporting of funds on behalf of models and the use of model images. Two of the Company's subsidiaries, along with a number of other model management companies, advertising firms and others, are named as defendants. Neither the Company nor its subsidiaries have yet been served with a Complaint in the matter.  Accordingly they have not yet been able to fully evaluate the alleged claims.

In addition to the legal proceedings otherwise disclosed herein, the Company is engaged in various legal proceedings that are routine in nature and not material to the consolidated financial statements taken as whole.

As of September 30, 2012, a number of the Company’s employees were covered by employment agreements that vary in length from one to three years.  As of September 30, 2012, total compensation payable under the remaining contractual term of these agreements was approximately $3,193,000.  In addition, the employment agreements contain non-compete provisions ranging from six months to one year following the term of the applicable agreement. Therefore subject to certain exceptions, as of September 30, 2012, invoking the non-compete provisions would require the Company to compensate additional amounts to the covered employees during the non-compete period in the amount of approximately $2,450,000. During the three and nine months ended September 30, 2012, the Company paid compensation costs of approximately $168,000 and $515,000, respectively, in conjunction with certain non-compete and contractual arrangements of former employees.

During 2010, the Company received IRS notices totaling approximately $726,000 related to foreign withholding claims for tax years 2006 and 2008.  As part of settlement negotiations with the IRS, the Company determined that approximately $197,000 of the foreign withholding claim for 2008 related to tax liabilities which the Company assumed upon its acquisition of Wilhelmina International and its affiliates in February 2009 (the “Wilhelmina Acquisition”). To satisfy this liability, the Company paid the IRS, including penalties and interest of $26,000, a total of $223,000 during the year ended December 31, 2011. Since this amount was previously accrued as a liability at the Wilhelmina Acquisition date, no adjustment was required.

Also during the year ended December 31, 2011, the Company filed a net operating loss carryback claim for the 2008 tax year which resulted in a refund of approximately $163,000. The IRS has not released these funds, which are pending resolution of the foreign withholding claims for 2006 and 2008.

As of September 30, 2012, the Company’s estimate of the foreign withholding claims for tax years 2006 and 2008 is approximately $428,000, which includes approximately $88,000 of additional interest and penalties incurred since June 2010 when the IRS notices were received.

The Company is indemnified by the selling parties in the Wilhelmina Acquisition consisting of Dieter Esch (“Esch”), Lorex Investments AG (“Lorex”), Brad Krassner (“Krassner”) and Krassner Family Investments Limited Partnership (“Krassner L.P.” and together with Esch, Lorex and Krassner, the “Control Sellers”) for losses incurred as a result of such deficiency notice, and the Control Sellers have confirmed such responsibility to the Company.  Such indemnification is required to be satisfied in cash and/or, at the election of the Company, by offset to future earn-out payments. As of September 30, 2012, the Company has paid approximately $1,735,000 of the Company’s earn-out obligations relating to operating results of Wilhelmina Miami, Inc., a subsidiary of the Company (“Wilhelmina Miami”), in connection with the Wilhelmina Acquisition (the “Miami Earnout”), with remaining amounts, net of indemnity claims for which the Control Sellers retain responsibility.

Effective October 1, 2012, the Company renewed a lease agreement for office space located in Miami, Florida. The lease provides for average monthly rental payments of approximately $12,500 for a period of 2 years.

Note 7.  Share Capital

The Company has a shareholder’s rights plan (the “Rights Plan”). The Rights Plan provides for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock.  The terms of the Rights and the Rights Plan are set forth in a Rights Agreement, dated as of July 10, 2006, as amended, by and between the Company and The Bank of New York Trust Company, N.A., now known as The Bank of New York Mellon Trust Company, N.A., as Rights Agent (the “Rights Agreement”).

The Company’s Board of Directors adopted the Rights Plan to protect shareholder value by protecting the Company’s ability to realize the benefits of its net operating loss carryforwards (“NOLs”). In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 5% or more of the outstanding Common Stock without the prior approval of the Company’s Board of Directors.  Shareholders that own 5% or more of the outstanding Common Stock as of the close of business on the Record Date (as defined in the Rights Agreement) may acquire up to an additional 1% of the outstanding Common Stock without penalty so long as they maintain their ownership above the 5% level (such increase subject to downward adjustment by the Company’s Board of Directors if it determines that such increase will endanger the availability of the Company’s NOLs).  In addition, the Company’s Board of Directors has exempted Newcastle Partners, L.P. (“Newcastle”), the Company’s largest shareholder, and may exempt any person or group that owns 5% or more if the Board of Directors determines that the person’s or group’s ownership will not endanger the availability of the Company’s NOLs.  A person or group that acquires a percentage of Common Stock in excess of the applicable threshold is called an “Acquiring Person”.  Any Rights held by an Acquiring Person are void and may not be exercised.  The Company’s Board of Directors authorized the issuance of one Right per each share of Common Stock outstanding on the Record Date.  If the Rights become exercisable, each Right would allow its holder to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 (the “Preferred Stock”), for a purchase price of $10.00.  Each fractional share of Preferred Stock would give the shareholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock.  Prior to exercise, however, a Right does not give its holder any dividend, voting or liquidation rights.

At the Company’s annual meeting of stockholders held on February 7, 2012, the stockholders of the Company approved a proposal to grant authority to the Company’s Board of Directors to effect at any time prior to December 31, 2012 a reverse stock split of the Company’s Common Stock at a ratio within the range from one-for-ten to one-for-forty, with the exact ratio to be set at a whole number within this range to be determined by the Board of Directors in its discretion. As of November 14, 2012, the Board of Directors has taken no action to effect a reverse stock split.

During the three months ended June 30, 2011, the Company adopted the 2011 Incentive Plan under which directors, officers, consultants, advisors and employees of the Company are eligible to receive stock option grants.  The Company has reserved 6,000,000 shares of its Common Stock for issuance pursuant to the 2011 Incentive Plan. Under the 2011 Incentive Plan, options vest and expire pursuant to individual award agreements; however, the expiration date of unexercised options may not exceed ten years from the date of grant.

During the nine months ended September 30, 2011, the Company issued to a former employee an option grant of 2,000,000 shares of its Common Stock with an exercise price of $.21, a five year vesting schedule (vesting in equal increments in years three, four and five) and a ten year term. In connection with this grant of options, the Company recognized compensation expense of approximately $23,000 and $38,000 during the three and nine months ended September 30, 2011, respectively.  During the nine months ended September 30, 2012, this option grant was terminated, as provided for in the option agreement, as a result of the termination of employment of the option holder.

During the three months ended September 30, 2012, the Company issued to the new Chief Executive Officer, Alex Vaickus, an option grant of 2,000,000 shares of its Common Stock with an exercise price of $0.117, a five year vesting schedule (vesting in equal annual increments beginning on the first anniversary of the date of the grant) and a ten year term. In connection with this grant of options, the Company recognized compensation expense of approximately $14,000 during the three and nine months ended September 30, 2012. The option grant was issued under the 2011 Incentive Plan. As the Company's Chief Executive Officer Mr. Vaickus will replace Mark Schwarz, who will remain as Chairman of the Board of Directors of the Company and will add the title of Executive Chairman. Mr. Vaickus, age 53, served as President of Playboy Enterprises Inc. ("PEI") from 2009 to 2011. Mr. Vaickus served as President of PEI's Global Licensing Group from 2000 to 2011.

Note 8.  Income Taxes

During the nine months ended September 30, 2012, the Company’s combined federal and state effective tax rate was approximately 34%. Generally, the Company’s combined effective tax rate is high relative to reported net income as a result of certain amounts of amortization expense and corporate overhead not being deductible or attributable to states in which it operates. The Company operates in three states which have relatively high tax rates, California, New York and Florida. The Company’s effective tax rate would be higher if it were not for federal net operating loss carryforwards available to offset current federal taxable income. As of September 30, 2012, the Company had federal income tax loss carryforwards of approximately $5,700,000, which begin expiring in 2019.  Realization of the Company’s carryforwards is dependent on future taxable income. A portion of the Company’s net operating loss carryforwards were utilized to offset taxable income generated during the three and nine months ended September 30, 2012 and September 30, 2011. A valuation allowance has been recorded to reflect the tax effect of the net loss carryforwards not used to offset a portion of the deferred tax liability resulting from the Wilhelmina Acquisition.  Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income.  Subsequent ownership changes could further affect the limitation in future years.

Note 9.  Related Parties

As of September 30, 2012, Mark Schwarz, the Chairman, Chief Executive Officer and Portfolio Manager of Newcastle Capital Management, L.P. (“NCM”), John Murray, Chief Financial Officer of NCM, and Evan Stone, the former Vice President and General Counsel of NCM, held the following executive officer and board of director positions with the Company: Chairman of the Board and Executive Chairman, Chief Financial Officer, General Counsel and Secretary, respectively. NCM is the General Partner of Newcastle, which owns 48,614,513 shares of Common Stock. At the annual meeting of stockholders of the Company held on January 20, 2011, the stockholders of the Company elected Clinton Coleman (Managing Director at NCM) and James Dvorak (Managing Director at NCM) to serve as directors of the Company.

The Company’s corporate headquarters are located at 200 Crescent Court, Suite 1400, Dallas, Texas 75201, which are also the offices of NCM. The Company occupies a portion of NCM space on a month-to-month basis at $2,500 per month, pursuant to a services agreement entered into between the parties. Pursuant to the services agreement, the Company receives the use of NCM’s facilities and equipment and accounting, legal and administrative services from employees of NCM. The Company incurred expenses pursuant to the services agreement totaling approximately $8,000 and $23,000 for each of the three and nine months ended September 30, 2012 and September 30, 2011, respectively. The Company owed NCM $0 as of September 30, 2012 and 2011, under the services agreement.

The Company has an agreement with an unconsolidated affiliate to provide management and administrative services, as well as sharing of space. For each of the three and nine months ended September 30, 2012 and September 30, 2011, management fee and rental income from the unconsolidated affiliate amounted to approximately $27,000 and $81,000, respectively.

On July 31, 2012, the Company effected a repurchase of 8,000,000 shares of its Common Stock involving an affiliate (See Note 10).

Note 10.  Treasury Stock

On July 31, 2012, the Company repurchased 8,000,000 shares of its Common Stock at a price of $0.126 per share. The transaction was effected through a broker dealer making a market in the Company’s shares on behalf of an affiliate of the Company.

During August 2012, the Board of Directors authorized a stock repurchase program, whereby the Company may repurchase up to 10,000,000 shares of its outstanding Common Stock. The shares may be repurchased from time-to-time in the open market or through privately negotiated transactions at prices the Company deems appropriate. The program does not obligate the Company to acquire any particular amount of Common Stock and the program may be modified or suspended at any time at the Company’s discretion.  The stock repurchase plan will be funded through the Company’s cash on hand and the Credit Agreement.

Note 11. Subsequent Events

On October 24, 2012, the Company entered into the Second Credit Agreement Amendment. Under the terms of the Second Credit Agreement Amendment, (1) total availability under the revolving credit facility was increased to $5,000,000 (from $1,500,000), (2) the borrowing base was modified to 75% (from 65%) of eligible accounts receivable (as defined in the Credit Agreement) and (3) the Company’s minimum net worth covenant was increased to $22,000,000 (from $21,250,000). In addition, the maturity date of the facility was extended to October 15, 2015 (from December 31, 2012). As of November 14, 2012, the Company had outstanding borrowings of $1,250,000 under the Credit Agreement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following is a discussion of the interim unaudited consolidated financial condition and results of operations for the Company and its subsidiaries for the three and nine months ended September 30, 2012 and September 30, 2011.  It should be read in conjunction with the financial statements of the Company, the notes thereto and other financial information included elsewhere in this report, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains certain “forward-looking” statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995 and information relating to the Company and its subsidiaries that are based on the beliefs of the Company’s management as well as information currently available to the Company’s management.  When used in this report, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and words or phrases of similar import, as they relate to the Company or its subsidiaries or Company management, are intended to identify forward-looking statements.  Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitation, competitive factors, general economic conditions, the interest rate environment, governmental regulation and supervision, seasonality, changes in industry practices, one-time events and other factors described herein and in other filings made by the Company with the SEC.  Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.  The Company does not undertake any obligation to publicly update these forward-looking statements.  As a result, you should not place undue reliance on these forward-looking statements.

Overview

The Company’s primary business is fashion model management, which is headquartered in New York City.  The Company’s predecessor was founded in 1967 by Wilhelmina Cooper, a renowned fashion model, and is one of the oldest, best known and largest fashion model management companies in the world.  Since its founding, it has grown to include operations located in Los Angeles and Miami, as well as a growing network of licensees comprising leading modeling agencies in various local markets across the U.S. as well as in Panama and Thailand.  The Company provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, artists, athletes and other talent to various customers and clients, including retailers, designers, advertising agencies and catalog companies.

Wilhelmina has strong brand recognition that enables it to attract and retain top talent to service a broad universe of quality media and retail clients.

The business of talent management firms, such as Wilhelmina, depends heavily on the state of the advertising industry, as demand for talent is driven by Internet, print and TV advertising campaigns for consumer goods and retail clients.

Although Wilhelmina has a large and diverse client base, as discussed below, it is not immune to global economic conditions. Wilhelmina closely monitors economic conditions, client spending and other factors and continually looks for ways to reduce costs, manage working capital and conserve cash.  There can be no assurance as to the effects on Wilhelmina of future economic circumstances, client spending patterns, client credit worthiness and other developments and whether, or to what extent, Wilhelmina’s efforts to respond to them will be effective.

Trends and Opportunities

The Company expects that its geographical reach, along with the depth and breadth of its talent pool, and client roster should make Wilhelmina’s operations more resilient to industry changes and economic swings than many of its competitors.  Accordingly, the Company believes that its market position as a strong industry leader should create new growth opportunities.

Wilhelmina has seen an increasingly strong influx of talent, at both the new and seasoned talent levels, and believes it is increasingly attractive as an employer for successful agents across the industry as evidenced by the quality of agents expressing an interest in joining Wilhelmina.  Similarly, new business and branding opportunities directly or indirectly relating to the fashion industry are being brought to Wilhelmina’s attention. In order to take advantage of these opportunities and support its continued growth, Wilhelmina will need to continue to successfully allocate resources and staffing in a way that enhances its ability to respond to these new opportunities.

With total advertising expenditures on major media (newspapers, magazines, television, cinema, outdoor and Internet) amounting to approximately $161 billion in 2010 and $165 billion in 2011, North America is by far the world’s largest advertising market.  For the fashion talent management industry, including Wilhelmina, advertising expenditures on magazines, television, Internet and outdoor are of particular relevance.

Due to the increasing ubiquity of the Internet as a standard business tool, the Company has increasingly sought to harness the opportunities of the Internet and other digital media to improve its communications with clients and to facilitate the effective exchange of fashion model and talent information.  The Company continues to make significant investments in technology in pursuit of gains in efficiency and better communications with customers.  At the same time, the Internet presents challenges for the Company, including (i) the decline in traditional print advertising which is potentially being caused by the Internet and (ii) pricing pressures with respect to online/Internet photo shoots and client engagements.

Strategy

Management’s strategy is to increase value to shareholders through the following initiatives:

·	expanding the women’s high end fashion board;

·	continuing to invest in the Wilhelmina Artist Management LLC (“WAM”) business;

·	strategic acquisitions;

·	licensing the “Wilhelmina” name to leading, local model management agencies;

·	exploring the use of the “Wilhelmina” brand in connection with consumer products, cosmetics and other beauty products;

·	partnering on television shows and promoting model search contests.

Wilhelmina Acquisition

On February 13, 2009, the Company closed the Wilhelmina Acquisition and acquired Wilhelmina International, Wilhelmina Miami, WAM, Wilhelmina Licensing LLC and Wilhelmina Film & TV Productions LLC (together, the “Wilhelmina Companies”). As of the closing of the Wilhelmina Acquisition, the business of Wilhelmina represents the Company’s primary operating business.  Prior to closing of the Wilhelmina Acquisition, the Company’s interest in ACP Investments, L.P. (d/b/a Ascendant Capital Partners) (“Ascendant”), acquired on October 5, 2005, represented the Company’s sole operating business.

Ascendant

On October 5, 2005, the Company acquired an interest in the revenues generated by Ascendant, a Berwyn, Pennsylvania based alternative asset management company whose funds have investments in long/short equity funds and which distributes its registered funds primarily through various financial intermediaries and related channels.  Ascendant had assets under management of approximately $78,400,000 and $73,400,000 as of September 30, 2012 and September 30, 2011, respectively.

During 2009, the Company determined that the present value of expected cash flows from the Ascendant revenue interest was nominal and therefore the revenue interest is carried at $0 in the accompanying balance sheets.

RESULTS OF OPERATIONS OF THE COMPANY FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The key financial indicators that the Company reviews to monitor the business are gross billings, revenues, model costs, operating expenses and cash flows.

The Company analyzes revenue by reviewing the mix of revenues generated by the different “boards” (each a specific division of the fashion model management operations that specializes by the type of model it represents (Women, Men, Runway, Curve, Lifestyle, Kids, etc.)) of the business, revenues by geographic locations and revenues from significant clients.  Wilhelmina has three primary sources of revenue: revenues from principal relationships whereby the gross amount billed to the client is recorded as revenue, when the revenues are earned and collectability is reasonably assured; revenues from agent relationships whereby the commissions paid by models as a percentage of their gross earnings are recorded as revenue when earned and collectability is reasonably assured; and a separate service charge, paid by clients in addition to the booking fees, which is calculated as a percentage of the models’ booking fees and is recorded as revenues when earned and collectability is reasonably assured. See Critical Accounting Policies - Revenue Recognition, below.  Gross billings are an important business metric that ultimately drives revenues, profits and cash flows. Not all gross billings recorded by the Company are collected and therefore remitted to the talent. Some contracts are structured whereby payments are paid directly to the Company, and therefore, the Company remits the appropriate amount to the talent. Other contracts are structured whereby amounts are paid by the customer directly to the talent and Wilhelmina for their respective proceeds of the contract.

Because Wilhelmina provides professional services, salary and service costs represent the largest part of the Company’s operating expenses.  Salary and service costs are comprised of payroll and related costs and travel costs required to deliver the Company’s services and to enable new business development activities.

Gross Billings

Gross billings for the three months ended September 30, 2012 increased approximately $1,890,000, or 13.2%, to approximately $16,195,000, compared to approximately $14,305,000 for the three months ended September 30, 2011.  Generally, trends in gross billings follow the Company’s clients’ spending on advertising and the ability of the Company to have the desired talent available to its clients. During the three months ended September 30, 2012, the Company experienced a slight decrease in gross billings across the core modeling business of approximately 2% and an increase in gross billings in the WAM business of approximately 173% compared to gross billings generated by the respective divisions during the three months ended September 30, 2011.  Gross billings of the WAM division represented approximately 21% of total gross billings for the three months ended September 30, 2012, compared to approximately 9% for the three months ended September 30, 2011.  During the three months ended September 30, 2012, gross billings of the various boards of the core modeling business experienced positive growth ranging from 5% to 58%, and certain boards experienced negative growth ranging from -1% to -42%, compared to the three months ended September 30, 2011.

Gross billings for the nine months ended September 30, 2012 increased approximately $4,122,000, or 9.4%, to approximately $47,968,000, compared to approximately $43,846,000 for the nine months ended September 30, 2011. During the nine months ended September 30, 2012, the Company experienced a slight decrease in gross billings across the core modeling business of approximately 2% and an increase in gross billings in the WAM business of approximately 142% compared to gross billings generated by the respective divisions during the nine months ended September 30, 2011.  Gross billings of the WAM division represented approximately 17% of total gross billings for the nine months ended September 30, 2012, compared to approximately 8% for the nine months ended September 30, 2011.  During the nine months ended September 30, 2012, gross billings of the various boards of the core modeling business experienced positive growth ranging from 1% to 61% and certain boards experienced negative growth ranging from -7% to -31%, compared to the nine months ended September 30, 2011.

Revenues

During the three months ended September 30, 2012, revenues decreased approximately $294,000, or 2.2%, to approximately $12,964,000, compared to approximately $13,258,000 during the three months ended September 30, 2011. During the nine months ended September 30, 2012, revenues decreased approximately $115,000, or 0.3%, to approximately $40,923,000, compared to approximately $41,038,000 during the nine months ended September 30, 2011.

During the three and nine months ended September 30, 2012, the Company experienced a decrease in revenues as a result of a decline in core gross billings, somewhat offset by recognizing revenues which were previously deferred of approximately $716,000, of which approximately $385,000 were scheduled to be recognized during the nine months ended September 30, 2012. The Company recognized the previously deferred revenues as the result of an agreement with a former talent with respect to the modification of payment direction terms under various contracts negotiated by the Company between such talent, certain customers and, in some cases, the Company. Without the recognition of the previously deferred revenues, revenues were down slightly due to the 2% decrease in gross billings in the core modeling business.

In addition, gross billings increased at a rate greater than the rate of increase in revenues during the nine months ended September 30, 2012, as a result of a larger percentage of total revenues being derived from relationships which required the reporting of revenues net (as an agent) versus gross (as a principal).

License Fees and Other Income

The Company has an agreement with an unconsolidated affiliate to provide management and administrative services, as well as sharing of space.  For the three and nine months ended September 30, 2012, management fee income from the unconsolidated affiliate amounted to approximately $27,000 and $81,000, respectively.

License fees consist primarily of franchise revenues from independently owned model agencies that use the Wilhelmina trademark name and various services provided to them by the Company.  During the three and nine months ended September 30, 2012, license fees totaled approximately $65,000 and $189,000, respectively, compared to $62,000 and $126,000 for the three and nine months ended September 30, 2011, respectively.

The Company has entered into product licensing agreements with clients.  Under these agreements, the Company earns commissions and service charges and participates in sharing of royalties with talent it represents. During the three and nine months ended September 30, 2012, revenues from these licensing agreements totaled approximately $543,000 and $978,000, respectively, compared to $137,000 and $562,000 for the three and nine months ended September 30, 2011, respectively.

Other income includes fees derived from participants in the Company’s model search contests and sponsors of such contests, television syndication royalties and production series contracts.

Model Costs

Model costs consist of costs associated with relationships with models where the key indicators suggest that the Company acts as a principal.  Therefore, the Company records the gross amount billed to the client as revenue when the revenues are earned and collectability is reasonably assured, and the related costs incurred to the model as model cost.

Model costs also include advances to models for the cost of initial portfolios and other out-of-pocket costs, which are reimbursable only from collections from the Company’s customers as a result of future work, and are expensed to model costs as incurred.  Any repayments of such costs are credited to model costs in the period received. The Company also classifies commissions (in the industry known as “mother agency fees”) paid to other agencies as model costs.

During the three months ended September 30, 2012, model costs decreased approximately $52,000, or 0.6%, to approximately $9,226,000, compared to approximately $9,278,000 during the three months ended September 30, 2011. Model costs as a percentage of revenues increased slightly compared to the prior year quarter as a result of a decrease in the recovery of certain fixed model costs and an increase in mother agency fees.

During the nine months ended September 30, 2012, model costs decreased approximately $18,000, or 0.1%, to approximately $28,614,000, compared to approximately $28,632,000 during the nine months ended September 30, 2011.  During the nine months ended September 30, 2012, model costs as a percentage of revenues were approximately 69.9% compared to 69.8% during the three months ended September 30, 2011. Margins were relatively unchanged from the prior year period.

Operating Expenses

Operating expenses consist of costs that support the operations of the Company, including payroll, rent, overhead, insurance, travel, professional fees, amortization and depreciation, asset impairment charges and corporate overhead.

 During the three months ended September 30, 2012, operating expenses increased approximately $158,000, or 4.1%, to approximately $4,011,000, compared to approximately $3,853,000 during the three months ended September 30, 2011.  The increase in operating expenses is attributable to increases in office and general expenses.

During the nine months ended September 30, 2012, operating expenses increased approximately $925,000, or 8.1%, to approximately $12,318,000 compared to approximately $11,393,000 during the nine months ended September 30, 2011. The increase in operating expenses is attributable to increases in salaries and service costs, office and general expenses and corporate overhead, somewhat offset by decreases in amortization and depreciation.

 All operating costs are discussed below.

Salaries and Service Costs

Salaries and service costs consist of payroll and related costs and travel costs required to deliver the Company’s services to the customers and models.

During the three months ended September 30, 2012, salaries and service costs decreased approximately $46,000, or 0.2%, to approximately $2,456,000, compared to approximately $2,502,000 during the three months ended September 30, 2011. The Company experienced a decrease in travel costs mostly offset by an increase in compensation costs in connection with employment contracts for certain former employees. During the three and nine months ended September 30, 2012, the Company paid compensation costs of approximately $168,000 and $515,000, respectively, in conjunction with certain non-compete and contractual arrangements of former employees.

During the nine months ended September 30, 2012, salaries and service costs increased approximately $397,000, or 5.6%, to approximately $7,464,000, compared to approximately $7,067,000 during the nine months ended September 30, 2011. As previously mentioned, the Company experienced increased salary costs in connection with the compensation costs associated with employment contracts for certain former employees, somewhat offset by a decrease in travel costs. The Company has also experienced a slight increase in overall salary costs, including certain payroll related costs such as healthcare.

 During the nine months ended September 30, 2012, salaries and service costs as a percentage of revenues were approximately 17.6% (16.4% after deducting compensation costs in connection with employment contracts for certain former employees), compared to approximately 16.8% during the nine months ended September 30, 2011.

Office and General Expenses

Office and general expenses consist of office and equipment rents, advertising and promotion, insurance expenses, administration and technology cost.  These costs are less directly linked to changes in the Company’s revenues than are salaries and service costs.  During the three months ended September 30, 2012, office and general expenses increased approximately $244,000, or 39.2%, to approximately $867,000, compared to approximately $623,000 during the three months ended September 30, 2011.  Office and general expenses increased due to costs associated with technology, promotion, and leases associated with equipment and property. The Company continues to invest in technology and equipment to improve delivery of model management services to its talent.

During the nine months ended September 30, 2012, office and general expenses increased approximately $357,000, or 16.3%, to approximately $2,538,000, compared to approximately $2,181,000 during the nine months ended September 30, 2011.  Office and general expenses increased due to costs associated with contract employees, technology and leases associated with equipment and property. During the nine months ended September 30, 2012, office and general expenses as a percentage of revenues were approximately 6.4%, compared to approximately 5.2% during the nine months ended September 30, 2011. The Company continually works to leverage its resources and reduce costs when available.

Amortization and Depreciation

Depreciation and amortization expense is incurred with respect to certain assets, including computer hardware, software, office equipment, furniture, and other intangibles.  During the three and nine months ended September 30, 2012, depreciation and amortization expense totaled $387,000 and $1,172,000 (of which $357,000 and $1,082,000 relates to amortization of intangibles acquired in connection with the Wilhelmina Acquisition), respectively, compared to $401,000 and $1,238,000 (of which $374,000 and $1,166,000 relates to amortization of intangibles acquired in connection with the Wilhelmina Acquisition) during the three and nine months ended September 30, 2011, respectively. During the nine months ended September 30, 2012 and September 30, 2011, fixed asset purchases totaled approximately $90,000 and $279,000, respectively. Fixed assets purchases during the nine months ended September 30, 2012 mostly relate to technology infrastructure and equipment. The majority of the fixed asset purchases incurred during the nine months ended September 30, 2011 relate to leasehold improvements, furniture and equipment for the Company’s new office space in Los Angeles. In connection with this new office space the Company entered into a 5 year lease effective July 1, 2011.

Corporate Overhead

Corporate overhead expenses include public company costs, director and executive officer compensation, directors’ and officers’ insurance, legal and professional fees, corporate office rent and travel.  During the three and nine months ended September 30, 2012, corporate overhead approximated $301,000 and $1,144,000 compared to $327,000 and $907,000 for the three and nine months ended September 30, 2011, respectively. The increase in corporate overhead for the nine months ended September 30, 2012 compared to nine months ended September 30, 2011 is primarily attributable to increased director’s fees, stock exchange fees and professional and legal fees in connection with the filing of a resale registration statement on Form S-1.

Asset Impairment Charge

Each reporting period, the Company assesses whether events or circumstances have occurred which indicate that the carrying amount of an intangible asset exceeds its fair value.  If the carrying amount of the intangible asset exceeds its fair value, an asset impairment charge will be recognized in an amount equal to that excess.  No asset impairment charges were incurred during the three and nine months ended September 30, 2012 and 2011.

Interest Expense

Interest expense totaled approximately $11,000 and $26,000, respectively, for the three and nine months ended September 30, 2012 compared to $2,000 and $21,000 for the three and nine months ended September 30, 2011, respectively.  The increase in interest expense for the three and nine months ended September 30, 2012, compared to the three and nine months ended September 30, 2011, is the result of an increase in average borrowings, somewhat offset by lower borrowing costs.

Liquidity and Capital Resources

The Company’s cash balance decreased to $3,094,000 at September 30, 2012, from $3,128,000 at December 31, 2011.  For the nine months ended September 30, 2012 cash flow from operations were mostly offset by an amount of approximately $1,735,000 paid towards the Miami Earnout obligation. Also during the quarter ended September 30, 2012, the Company borrowed approximately $1,000,000 under the Credit Agreement, the proceeds of which were used to repurchase approximately 8,000,000 shares of its Common Stock, at a price of $0.126 per share, for a total of approximately $1,008,000.

The Company’s primary liquidity needs are for financing working capital associated with the expenses it incurs in performing services under its client contracts.  Generally, the Company incurs significant operating expenses with payment terms shorter than its average collections on billings.

Amegy Credit Agreement

On April 29, 2011, the Company closed the Credit Agreement for a new $500,000 revolving credit facility with Amegy.  Borrowings under the facility are to be used for working capital and other general business purposes of the Company.

The Credit Agreement contains certain representations and warranties and affirmative and negative covenants. Amounts outstanding under the Credit Agreement may be accelerated and become immediately due and payable upon the occurrence of an event of default. All indebtedness and other obligations of the Company under the Credit Agreement are secured by all of the assets of the Company and its subsidiaries, provided, however, that the collateral does not include the intellectual property of the Company or the stock or equity interests in the Company’s subsidiaries.

On October 24, 2012, the Company executed and closed the Second Credit Agreement Amendment to its revolving Credit Agreement with Amegy, which, among other things, increased total availability under the revolving credit facility to $1,500,000.

Under the terms of the Second Credit Agreement Amendment, (1) total availability under the revolving credit facility was increased to $5,000,000 (from $1,500,000), (2) the borrowing base was modified to 75% (from 65%) of eligible accounts receivable (as defined in the Credit Agreement) and (3) the Company’s minimum net worth covenant was increased to $22,000,000 (from $21,250,000). In addition, the maturity date of the facility was extended to October 15, 2015 (from December 31, 2012). As of November 14, 2012, the Company had outstanding borrowings of $1,250,000 under the Credit Agreement.

 Earn Out

The Miami Earnout, payable in connection with the Wilhelmina Acquisition, had a final value of $2,244,000. As of September 30, 2012, the Company has paid approximately $1,735,000 of the Miami Earnout liability, with the remaining amount of $509,000, net of indemnity claims for which the Control Sellers retain responsibility.

Employee Termination

On February 24, 2012, the employment of Patterson as President of Wilhelmina International, Ltd. was terminated for cause. Over the course of several weeks following the departure of Patterson, five agents resigned from the Company to pursue other interests. The Company has hired several agents and an executive vice president to replace all of these positions.  During the three and nine months ended September 30, 2012, the Company paid compensation costs of approximately $168,000 and $515,000, respectively, in connection with certain non-compete and contractual arrangements of former employees.

Patterson has made certain claims in connection with his termination of employment.  The Company believes these claims are without merit and intends to vigorously defend itself.

Subsequent to December 31, 2011, an option grant for 2,000,000 shares previously awarded to Patterson terminated, as provided for in the option agreement, as a result of the termination of employment of Patterson.

Off-Balance Sheet Arrangements

As of September 30, 2012, the Company had $222,000 of restricted cash that serves as collateral for an irrevocable standby letter of credit.  The letter of credit serves as additional security under the lease extension relating to the Company’s office space in New York City that expires February 2021.

Effect of Inflation

Inflation has not been a material factor affecting the Company’s business.  General operating expenses, such as salaries, employee benefits, insurance and occupancy costs, are subject to normal inflationary pressures.

Critical Accounting Policies

Revenue Recognition

In compliance with generally accepted accounting principles when reporting revenue gross as a principal versus net as an agent, the Company assesses whether it, the model or the talent is the primary obligor.  The Company evaluates the terms of its model, talent and client agreements as part of this assessment.  In addition, the Company gives appropriate consideration to other key indicators such as latitude in establishing price, discretion in model or talent selection and credit risk the Company undertakes.  The Company operates broadly as a modeling agency and in those relationships with models and talent where the key indicators suggest the Company acts as a principal, the Company records the gross amount billed to the client as revenue when earned and collectability is reasonably assured and the related costs incurred to the model or talent as model or talent cost.  In other model and talent relationships, where the Company believes the key indicators suggest it acts as an agent on behalf of the model or talent, the Company records revenue net of pass-through model or talent cost.

The Company also recognizes management fees as revenues for providing services to other modeling agencies as well as consulting income in connection with services provided to a television production network according to the terms of the contract.  The Company recognizes royalty income when earned based on terms of the contractual agreement.  Revenues received in advance are deferred and amortized using the straight-line method over periods pursuant to the related contract.

The Company also records fees from licensees when the revenues are earned and collectability is reasonably assured.

Advances to models for the cost of producing initial portfolios and other out-of-pocket costs are expensed to model costs as incurred.  Any repayments of such costs are credited to model costs in the period received.

Goodwill and Intangible Assets

Goodwill and intangible assets consist primarily of goodwill and buyer relationships resulting from a business acquisition.  Goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather to an annual assessment of impairment by applying a fair-value based test.

Management’s assessments of the recoverability and impairment tests of goodwill and intangible assets involve critical accounting estimates.  These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation.  Factors that management must estimate include, among others, the economic life of the asset, sales volume, prices, inflation, cost of capital, marketing spending, tax rates and capital spending.  These factors are even more difficult to predict when global financial markets are highly volatile.  When performing impairment tests, the Company estimates the fair values of the assets using management’s best assumptions, which it believes would be consistent with what a hypothetical marketplace participant would use.  Estimates and assumptions used in these tests are evaluated and updated as appropriate.  The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus the accounting estimates may change from period to period.  If other assumptions and estimates had been used when these tests were performed, impairment charges could have resulted.

Business Combinations

In a business combination, contingent consideration or earn outs will be recorded at their fair value at the acquisition date.  Except in bargain purchase situations, contingent consideration typically will result in additional goodwill being recognized.  Contingent consideration classified as an asset or liability will be adjusted to fair value at each reporting date through earnings until the contingency is resolved.

These estimates are subject to change upon the finalization of the valuation of certain assets and liabilities and may be adjusted.

Management is required to address the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  A systematic and rational basis for subsequently measuring and accounting for the assets or liabilities is required to be developed depending on their nature.

Basis of Presentation

The financial statements include the consolidated accounts of Wilhelmina and its wholly owned subsidiaries.  All significant inter-company accounts and transactions have been eliminated in consolidation.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are accounted for at fair value, do not bear interest and are short-term in nature.  The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on accounts receivable.  Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to the valuation allowance.  Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.  The Company generally does not require collateral.

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company continually assesses the need for a tax valuation allowance based on all available information.  As of September 30, 2012, and as a result of this assessment, the Company does not believe that its deferred tax assets are more likely than not to be realized.  In addition, the Company continuously evaluates its tax contingencies.

Accounting for uncertainty in income taxes recognized in an enterprise’s financial statements requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  Also, consideration should be given to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  There was no change to the net amount of assets and liabilities recognized in the consolidated balance sheets as a result of the Company’s tax positions.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 4.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s principal executive officer and principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  Based on their evaluation of the Company’s disclosure controls and procedures, the Company’s principal executive officer and principal financial officer, with the participation of management, have concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2012 to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, as appropriate to allow for timely decisions regarding required disclosure.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met.  In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.  Given these and other inherent limitations of control systems, there is only reasonable assurance that the Company’s controls will succeed in achieving their stated goals under all potential future conditions.  The Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2012.

Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, there were no changes in the Company’s internal controls over financial reporting, or in other factors that could significantly affect these controls, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II

OTHER INFORMATION

Item 1.       Legal Proceedings.

The Company is engaged in various legal proceedings that are routine in nature and incidental to its business.  None of these proceedings, either individually or in the aggregate, are believed, in the Company’s opinion, to have a material adverse effect on its consolidated financial position or its results of operations.

In October 2012, two subsidiaries of the Company received a Summons with Notice in connection with a purported class action lawsuit.  According to the Notice accompanying the Summons, the purported claims arise out of, among other things, the handling and reporting of funds on behalf of models and the use of model images. Two of the Company's subsidiaries, along with a number of other model management companies, advertising firms and others, are named as defendants. Neither the Company nor its subsidiaries have yet been served with a Complaint in the matter.  Accordingly they have not yet been able to fully evaluate the alleged claims.

Item 1.A.   Risk Factors.

Not applicable.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds.

The following table provides information regarding purchases of the Company’s Common Stock made by the Company during the third quarter of 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
July 1 – July 31, 2012	8,000,000*	$0.126	––	––
August 1 – August 31, 2012	––	––	––	––
September 1 – September 30, 2012	––	––	––	––
Total	8,000,000*	$0.126	––	––
* On July 31, 2012, the Company repurchased 8,000,000 shares of its Common Stock at a price of $0.126 per share. The transaction was effected through a broker dealer making a market in the Company’s shares on behalf of an affiliate of the Company.

During August 2012, the Board of Directors authorized a stock repurchase program, whereby the Company may repurchase up to 10,000,000 shares of its outstanding Common Stock.  The shares may be repurchased from time-to-time in the open market or through privately negotiated transactions at prices the Company deems appropriate.  The program does not obligate the Company to acquire any particular amount of Common Stock and the program may be modified or suspended at any time at the Company’s discretion.  The stock repurchase plan will be funded through the Company’s cash on hand and the Credit Agreement.

Item 3.       Defaults Upon Senior Securities.

None.

Item 4.       Mine Safety Disclosures.

Not applicable.

Item 5.       Other Information.

None.

Item 6.       Exhibits.

The following is a list of exhibits filed as part of this Form 10-Q:

Exhibit No.	Description

10.1	Employment Agreement, dated as of August 29, 2012, by and between Wilhelmina International, Inc. and Alex Vaickus (incorporated by reference from Exhibit 10.1 to Form 8-K, dated September 25, 2012).
10.2
Stock Option Letter Agreement, dated as if September 25, 2012,by and  between Wilhelmina International, Inc. and Alex Vaickus (incorporated by reference from Exhibit 10.2 to Form 8-K, dated September 25, 2012).

10.3
Second Amendment to Credit Agreement, dated as of October 24, 2012, by and between Wilhelmina International, Inc. and Amegy Bank National Association (incorporated by reference from Exhibit 10.1 to Form 8-K, dated October 24, 2012).

10.4
Second Amended and Restated Line of Credit Promissory Note, dated as of October 24, 2012, by Wilhelmina International, Inc. for the benefit of Amegy Bank National Association (incorporated by reference from Exhibit 10.2 to Form 8-K, dated October 24, 2012).

10.5
Second Amendment to Pledge and Security Agreement, dated as of October 24, 2012, by and among Wilhelmina International, Inc., the guarantor signatories thereto and Amegy Bank National Association (incorporated by reference from Exhibit 10.3 to Form 8-K, dated October 24, 2012).

31.1	Certification of Principal Executive Officer in Accordance with Section 302 of the Sarbanes-Oxley Act.*
31.2	Certification of Principal Financial Officer in Accordance with Section 302 of the Sarbanes-Oxley Act.*
32.1	Certification of Principal Executive Officer in Accordance with Section 906 of the Sarbanes-Oxley Act.*
32.2	Certification of Principal Financial Officer in Accordance with Section 906 of the Sarbanes-Oxley Act.*
101. INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase*
101.DEF	XBRL Taxonomy Extension Definition Linkbase*
101.LAB	XBRL Taxonomy Extension Label Linkbase*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*
________________
* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WILHELMINA INTERNATIONAL, INC.
(Registrant)

Date: November 20, 2012	By:	/s/ John P. Murray
	Name:	John P. Murray
	Title:	Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement, dated as of August 29, 2012, by and between Wilhelmina International, Inc. and Alex Vaickus (incorporated by reference from Exhibit 10.1 to Form 8-K, dated September 25, 2012).
10.2
Stock Option Letter Agreement, dated as of September 25, 2012, by and between Wilhelmina International, Inc. and Alex Vaickus (incorporated by reference from Exhibit 10.2 to Form 8-K, dated September 25, 2012).

10.3
Second Amendment to Credit Agreement, dated as of October 24, 2012, by and between Wilhelmina International, Inc. and Amegy Bank National Association (incorporated by reference from Exhibit 10.1 to Form 8-K, dated October 24, 2012).

10.4
Second Amended and Restated Line of Credit Promissory Note, dated as of October 24, 2012, by Wilhelmina International, Inc. for the benefit of Amegy Bank National Association (incorporated by reference from Exhibit 10.2 to Form 8-K, dated October 24, 2012).

10.5
Second Amendment to Pledge and Security Agreement, dated as of October 24, 2012, by and among Wilhelmina International, Inc., the guarantor signatories thereto and Amegy Bank National Association (incorporated by reference from Exhibit 10.3 to Form 8-K, dated October 24, 2012).

31.1	Certification of Principal Executive Officer in Accordance with Section 302 of the Sarbanes-Oxley Act.*
31.2	Certification of Principal Financial Officer in Accordance with Section 302 of the Sarbanes-Oxley Act.*
32.1	Certification of Principal Executive Officer in Accordance with Section 906 of the Sarbanes-Oxley Act.*
32.2	Certification of Principal Financial Officer in Accordance with Section 906 of the Sarbanes-Oxley Act.*
101. INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase*
101.DEF	XBRL Taxonomy Extension Definition Linkbase*
101.LAB	XBRL Taxonomy Extension Label Linkbase*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase*
________________
* Filed herewith